

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 10, 2007

Via Facsimile and U.S. Mail

Mr. Michael Rouse
Chief Executive Officer
Turbine Truck Engines, Inc.
1301 International Speedway Boulevard
Deland, FL 32724

> **Re: Turbine Truck Engines, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed March 28, 2007**
> **File No. 333-109118**

Dear Mr. Rouse:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Note 3. Significant Accounting Policies

1.   We note that you issued equity instruments including stock options, warrants, and common stock to non-employees for services during each reporting period presented. In order to enhance an investors' understanding related to these equity instruments, please revise your future filings to include your accounting policy for equity instruments issued to non-employees for services. Refer to the guidance in SFAS 123 (R) and EITF 96-18.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Michael Rouse
Turbine Truck Engines, Inc.
September 10, 2007
Page 3

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Tara Harkins, Staff Accountant, at (202) 551-3639 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Branch Chief